Exhibit 1.02

Exhibit 1.02 — Conflict Minerals Report

CHASE CORPORATION

Conflict Minerals Report for the Period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of Chase Corporation (the “Company” or “Chase”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period beginning January 1, 2013 and ending December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and when the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which are referred to collectively in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company has determined that certain Conflict Minerals are necessary to the functionality and production of certain products manufactured by the Company or contracted by the Company to be manufactured for the disclosure period covered by this Report.  The Company has determined that the only Conflict Mineral contained in the Company’s products during this period was tin.

Description of Products Covered by this Report:

This Report relates to products for which Conflict Minerals are necessary to the functionality or production of that product, that were manufactured or contracted to be manufactured by the Company, and for which the manufacture was completed during calendar year 2013, excluding any Conflict Minerals that were outside the Company’s supply chain prior to January 31, 2013.

These products, which are referred to collectively in this Report as the “Covered Products,” are the following products from the Company’s wire & cable, pulling & detection, electronic coatings, coating & lining systems, specialty products and fiber optic cable components product lines:

•                  Certain film and foil laminates which utilize a tin plated copper foil.

•                  Certain film and foil laminates which utilize a tin-containing adhesive formulation.

•                  Certain water blocking detectable wire offerings which include tin plated copper wire.

•                  Certain industrial coatings and lining systems which can utilize a tin-containing catalyst that remains present in the product post manufacturing.

•                  A select few electronic coatings products which utilize a tin-containing catalyst, possess trace levels of tin in the product post manufacturing.

•                  Certain high quality, engineered barrier laminates used in aerospace applications which utilize a tin containing catalyst that may remain present in the product post manufacturing.

•                  Certain fiber optic cable strength elements which can have a topcoat of tin-containing resin.

Description of Due Diligence Performed:

The Company has conducted in good faith a reasonable country of origin inquiry, which was reasonably designed and carried out to determine whether any of the Conflict Minerals utilized in the production of the Covered Products originated or may have originated in a Covered Country, and were not from recycled or scrap sources. As a result of that inquiry, which consisted of surveying all of the Company’s known and potential direct or indirect suppliers of tin, further due diligence procedures on the source and chain of custody of the Conflict Minerals were deemed warranted.

The Company used the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “Guidance”) in the performance of its due diligence procedures. Additional focus was placed on the Supplement on Tin, Tantalum and Tungsten, contained within the Guidance. The Guidance recommends, among other things, that downstream companies such as Chase identify, to the best of their efforts, and review the due diligence process of the smelters/refiners (i.e. upstream companies) in their supply chain and assess whether they adhere to due diligence measures put forward in the Guidance.

Performance of due diligence procedures under the Guidance includes a five step framework for risk-based due diligence in the mineral supply chain:

•                  Establishment of strong company management systems

•                  Identify and assess risks in the supply chain

•                  Design and implement a strategy to respond to identified risks

•                  Carry out an independent third-party audit of supply chain due diligence at identified points in the supply chain

•                  Report annually on supply chain due diligence

Under the Rule, the independent third-party audit contemplated by the Guidance is not required until the Company’s report for the period ending December 31, 2015.

Chase is committed to ensuring that Conflict Minerals contained in its products are sourced with due respect for human rights, avoiding any contribution to armed conflict through its supply chain practices, and supporting responsible development through such practices. At the same time, the Company does not ban the use of Conflict Minerals that originate in conflict-affected and high-risk areas when they are sourced in accordance with existing international standards.  The Company has adopted a policy relating to Conflict Minerals, incorporating certain standards set forth in the Guidance. The policy outlines the Company’s commitment to the responsible sourcing of its products and its expectations that its suppliers will be similarly committed to responsible sourcing in the supply chain.  The Company’s policy states, among other things, that suppliers should not supply the

Company with any products or other materials that directly or indirectly finance or benefit armed groups in the Covered Countries; that suppliers are expected to source Conflict Minerals only from sources that are DRC conflict free (within the meaning of the Rule); that suppliers should develop policies, due diligence processes and management systems that are reasonably designed to prevent products or materials that are not DRC conflict free from entering the Company’s supply chain; and that suppliers are expected to take steps to identify the smelter, refiner or mine from which Conflict Minerals originate, and to provide information to the Company necessary to facilitate its compliance efforts with respect to the Rule. The Company’s Conflict Minerals policy is available on its corporate website, www.chasecorp.com.

The Company does not purchase Conflict Minerals directly from mines, smelters or refiners. There may be multiple third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of Conflict Minerals. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.  The Company believes that the smelters and refiners of Conflict Minerals are best suited to identify the sources of Conflict Minerals, and therefore has taken steps to attempt to identify the applicable smelters and refiners in the Company’s supply chain through its upstream suppliers.

The Company utilized a cross functional internal task force, including representation from operations, supply chain management, research & development and finance, to perform its reasonable country of origin inquiry and due diligence procedures for the covered period. The task force identified the Company’s products whose raw material components were either known to contain Conflict Minerals or whose potential inclusion of Conflict Minerals was not readily apparent due to the nature of the various components in the raw materials used in their manufacturing. All suppliers of such raw material components were identified and surveyed as to inclusion or exclusion of Conflict Minerals in the raw material components and, if present, the origin of the raw material components. Surveys required suppliers to certify that they had implemented procedures to identify and monitor the origin of materials produced with Conflict Minerals. The EICC/GeSI Conflict Minerals Reporting Template was included with each survey sent out, and each applicable vendor was asked to complete it, along with the survey.

The Company received a response back from each surveyed supplier. Chase management analyzed each response received and followed-up on responses provided, with a focus on vendors identified as supplying the Company with products or components containing Conflict Minerals, in order to obtain the timeliest and most thorough information available.  A single instance was observed, where one of the Company’s suppliers of a tin-containing catalyst, which the Company uses in certain adhesive formulations, had recently learned that one of their multiple suppliers of tin obtained such tin from a smelter that sources a minority portion of its ore from mines in the Covered Countries. That smelter, Malaysian Smelting Corporation (“MSC”), smelter number 2MYS016, was identified on the internationally recognized Conflict-Free Smelter list (www.conflictfreesourcing.org) as a Conflict Free Smelter, during the covered period.  Chase is currently unaware of any other substantive evidence affirmatively indicating that any Conflict Minerals contained in Chase products manufactured during the Covered Period originated in the Covered Countries. Furthermore, Chase is not aware of any evidence that any Conflict Minerals contained in its products manufactured during the Covered Period, have directly or indirectly financed or benefited any armed groups in the Covered Countries. However, the information received from certain suppliers, even after follow-up, did not include sufficient detail as to trace the origin of all Conflict Minerals to specific smelters.

Consequently, the Company could not gain assurance that all smelters were independently certified as conflict free or that their Conflict Minerals came from recycled or scrap sources.

Additional steps:

Chase supports the aims and goals of Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act. The Company has put in place processes to proactively monitor current suppliers. The Company will continue to engage its current suppliers to obtain accurate and complete information concerning the origin of Conflict Minerals in the Company’s supply chain, and will encourage its suppliers to implement responsible sourcing from smelters and refiners who have obtained a “conflict free” designation from an independent, third-party auditor.

Subsequent to the period covered by this Report, Chase will be requiring certifications as to the DRC conflict free status, or equivalent, of potential future suppliers, prior to initiating business with them.

Chase has established a dedicated email address, conflictminerals@chasecorp.com, and encourages its employees, suppliers and other interested parties to contact the Company regarding its Conflict Minerals Policy. Additionally, Chase is currently evaluating the scope of its ‘Alert Line’, which is publicly available via the Company’s internet website. Chase is planning to further develop this line as a mechanism which would allow any interested party (affected persons or whistleblowers) to voice concerns regarding the circumstances of mineral extraction, trade, handling and export in a conflict-affected and high risk area. These grievance mechanisms will allow further means for the Company to be alerted of risks in its supply chain.

These steps are being taken by the Company to mitigate the risk that Conflict Minerals utilized in the manufacturing of its products benefit armed groups and to improve its due diligence procedures.

Chase feels the results of its due diligence procedures, and inability to obtain definitive results, were heavily influenced by its downstream position in its materials’ supply chain. While Chase does not purchase any raw materials directly from any smelters or refiners, it does recognize the Guidance requires a dynamic process, and will continue to analyze its supply chain, and work with its vendors to overcome practical challenges and effectively discharge the due diligence recommendations contained in the Guidance, in an effort to fulfill the goals of Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act.

Description of facilities used to process the Conflict Minerals in the Covered Products; efforts to determine the mine or location of origin; and description of the countries of origin:

As a result of its reasonable country of origin inquiry and due diligence procedures, there was only one instance of Covered Country sourced tin being used in the Company’s supply chain, and for that instance, a certified Conflict-Free Smelter, MSC, was identified as having sourced the material, as noted above. Chase is not aware of any other substantive evidence indicating that any Conflict Minerals utilized by Chase in the manufacture of Covered Products originated in the Covered Countries.  Furthermore, the Company is unaware of any evidence that any Conflict Minerals contained in products manufactured by it during the Covered Period have directly or indirectly financed or benefited any armed groups in the Covered Countries.  However, given the insufficiency of some of the responses received, even after follow-up, the Company does not have sufficient information with respect to all the Covered Products to determine the origin of the Conflict Minerals in such products. Based on the information that has been obtained to date, the Company has preliminarily determined that much, if not all, of the tin utilized in its Covered Products was likely smelted in Bolivia, Indonesia, Malaysia, Brazil, Peru, Thailand and/or China. The Company is not currently able to report on, with appropriate accuracy, all the specific smelters and refiners, or all countries of origin, for its identified Conflict Minerals.

Certain statements in this Form SD are forward-looking.  These may be identified by the use of forward-looking words or phrases such as “will”; “believe”; “expect”; “anticipate”; “should”; “planned”; “estimated” and “potential” among others.  These forward-looking statements are based on Chase Corporation’s current expectations. These forward-looking statements include statements relating to the future effectiveness of Chase’s Conflict Minerals policy and due diligence procedures, its future intentions relating to its supply chain, and its ability to achieve the goals related to responsible sourcing practices.  The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for such forward-looking statements.  In order to comply with the terms of the safe harbor, the Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance and that a variety of factors could cause the Company’s actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company’s forward-looking statements. These factors include the Company’s ability to obtain accurate information from its upstream suppliers, its ability to obtain alternative sources of materials where appropriate, its ability to influence the actions of third parties, and regulatory and economic uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.